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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                           Deucalion Research, Inc.
                           ------------------------
                               (Name of Issuer)

                        Common Stock, $.0001 Par Value
                        ------------------------------
                        (Title of Class of Securities)

                                    251468
                                    ------
                                (CUSIP Number)

Gerald Raskin, 1400 Glenarm Place, Suite 300, Denver, CO  80202 (303) 571-1400
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 July 28, 1999
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S) 240.13d-1(e), (S) 240.13d-1(f), or (S) 240.13d-1(g)
check the following box.

Check the following box if a fee is being paid with the statement.   X  or
                                                                    ---    ---
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:  See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.  Name of Reporting Persons
    I.R.S. Identification numbers of above persons (entities only)

          Michael R. Farley
          ###-##-####

          Forrest L. Metz
          ###-##-####

          The Metz Trust, Tax ID Number
          86-6197424.  Mr. Metz is the trustee
          of the Metz trust and will have the
          power to vote all of the shares in
          the Metz trust.  Therefore, Forrest L.
          Metz is also reporting as an individual
          in this Schedule 13d.

2.  Check the Appropriate Box if a Member of a Group                 A  X
                                                                       ---
                                                                     B
                                                                       ---

3.  SEC Use Only



4.  Source of Funds
          Michael R. Farley - PF
          Forrest L. Metz - Not applicable
          The Metz Trust - 00 Funds of the Trust

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not Applicable

6.  Citizenship or Place of Organization
          United States of America

7.  Sole Voting Power
          Michael R. Farley - 499,000,000 shares
          The Metz Trust, Forrest L. Metz, as trustee - 499,000,000

8.  Shared Voting Power
          998,000,000 shares

9.  Sole Dispositive Power
          Michael R. Farley - 499,000,000 shares
          The Metz Trust, Forrest L. Metz, as trustee - 499,000,000

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10.  Shared Dispositive Power
          998,000,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          Michael R. Farley - 499,000,000 shares
          The Metz Trust, Forrest L. Metz, trustee - 499,000,000
          Forrest L. Metz - 0, Mr. Metz disclaims any beneficial interest in the 499,000,000 shares owned by The Metz Trust. As sole trustee he has the power to vote the shares.

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable

13.  Percent of Class Represented by Amount in Row (11)
          Michael R. Farley - 33.4%
          The Metz Trust, Forrest L. Metz, trustee - 33.4%

14.  Type of Reporting Persons
          Michael R. Farley - IN
          Forrest L. Metz - IN
          The Metz Trust - 00 Trust

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Item 1.   Security and Issuer

     Common Stock, $.0001 par value per share

     Jon Geyerman - Chief Executive Officer
     Deucalion Research, Inc.
     118  1/2 First Avenue West
     Williston, North Dakota 58801

Item 2.   Identity and Background

     (a) The Reporting Persons are Michael R. Farley, Forrest L. Metz and The Metz Trust, of which Forrest L. Metz is the sole trustee.

     (b)  The mailing and business address of the Reporting Persons are:

          Michael R. Farley
          6601 E. Grant Road, Suite 101
          Tucson, Arizona 85715-3847

          Forrest L. Metz
          877 S. Alvernon Way
          Tucson, Arizona 85711

          The Metz Trust
          Forrest L. Metz, trustee
          877 S. Alvernon Way
          Tucson, Arizona 85711

     (c) The present principal occupation of Michael R. Farley is president of Farley & Associates, a company involved in the business of providing financing and strategic business plans for small and medium sized companies. The principal business address of Mr. Farley is:

          Farley & Associates
          6601 E. Grant Road, Suite 101
          Tucson, Arizona 85715-3847

          The present principal occupations of Forrest L. Metz are Chairman of the Board and Chief Executive Officer of Urban Engineering, Inc., a planning, engineering and surveying consulting firm, and Chairman of the Board and Chief Executive Officer of Metz, LLC, a holding company that invests in the communication, software, and manufacturing industries. The principal business address of Mr. Metz is:

          Urban Engineering, Inc.
          877 S. Alvernon Way
          Tucson, Arizona 85711

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     (d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final or order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) The Reporting Persons are a citizens of the United States of America

Item 3.  Source and Amount of Funds or Other Consideration

     The source of the funds used to purchase the stock of Deucalion Research, Inc. are the personal funds of Michael R. Farley and the trusts funds in The Metz Trust. The entire consideration for the stock purchase is $110,000, $100,000 for the initial purchase, plus an additional $10,000 to purchase additional shares once the Reporting Persons have affected a recapitalization, including a reverse stock split of a magnitude not yet determined. See, Item 4 and the Agreement, reproduced here as Exhibit 10.1.

Item 4.  Purpose of Transaction

     Deucalion Research, Inc. (the Company"), has had no business operations since 1992 and does not intend to recommence operations at any time in the near future. The Company has been attempting to find an operating enterprise with which to merge or otherwise form a business combination. No such opportunity presented itself until Messrs. Farley and Metz proposed to purchase a majority of the outstanding shares of the Company. See, Exhibit 1, the Stock Purchase Agreement (the "Agreement") dated April 20, 1999, between the Company and Messrs. Farley and Metz.

     At the closing called for by the Agreement, the Company will deliver the resignations of each of its officers and directors and the Reporting Persons will be elected to the Board who will then appoint new officers of the Company. As soon as practicable after the completion of the closing, the Reporting Persons will cause the Company to call a special meeting of its shareholders to: effect a recapitalization of the Company which may include a reverse stock split of a magnitude not yet determined; change the name of the Company (new name not decided yet); appoint independent accountants; and change the domicile of the Company to Delaware. After the reverse stock split and recapitalization, the Reporting Persons will purchase additional shares of common stock of the Company and will own 95% of the outstanding securities of the Company.

     The Reporting Persons acquired the securities of the Issuer as reported herein to gain control of the corporation and seek business opportunities in the communications and internet businesses.

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     Except as otherwise stated herein and in the Agreement, reproduced here as
Exhibit 1, the Reporting Persons have no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in the Securities of the Issuer

     (a) Michael R. Farley - 499,000,000 shares, representing 33.4% of the Issuer's outstanding common stock as of July 28, 1999; The Metz Trust - 499,000,000 shares, representing 33.4% of the Issuer's outstanding common stock as of July 28, 1999; Forrest L Metz disclaims any beneficial interest in shares of the Issuer, as trustee of the Metz Trust he does have the power to vote and dispose of the shares. The Reporting Persons will have the shared power to vote or direct the vote of 998,000,000 shares, representing 66.9% of the Issuer's outstanding common stock as of July 28, 1999. The manner in which the Reporting Persons own these shares is as follows:

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Michael R. Farley
-----------------
          Direct, of record                              499,000,000  shares

               Sole power to vote or direct the vote:    499,000,000  shares

The Metz Trust
--------------
          Direct, of record                              499,000,000  shares*

Forrest L. Metz, trustee of The Metz Trust
---------------

               Sole power to vote or direct the vote:    499,000,000  shares*

     (b) Shared power of the Reporting Persons to vote or direct the vote:
         998,000,000 shares

         Shared power of the Reporting Persons to dispose or to direct the disposition:
         998,000,000 shares

     (c) On July 28, 1999, Michael R. Farley and the Metz Trust, Forrest L. Metz trustee, each acquired 499,000,000 shares of the Company for a total acquisition of 998,000,000 shares for a purchase price of $100,000. According to the terms of the Agreement, reproduced here as Exhibit
         10.1 the Reporting Persons will: effect a reverse stock split of a magnitude not yet determined; effect a recapitalization; and will purchase additional shares of common stock of the Company to equal 95% of the outstanding securities of the Company for an additional $10,000.

     (d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

     (e) Not applicable.



__________________________

* The beneficiaries of the Trust are Kim Metz, Forrest L. Metz, Jr. and Jenifer K. Metz. The tax ID # for the Metz trust is 86-6197424.

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Item 6.     Contracts, Arrangements, Understandings or Relationships with
            Respect to Securities of the Issuer.

     The Reporting Persons have an informal agreement to vote their securities together, representing 66.9% of the outstanding securities of the Issuer, for the limited purpose of effecting: a recapitalization of the Company which may include a reverse stock split of a magnitude not yet determined; changing the name of the Company (new name not decided yet); appointing independent accountants; and changing the domicile of the Company to Delaware. After the reverse stock split and recapitalization, the Reporting Persons will purchase additional shares of common stock of the Company and together will own 95% of the outstanding securities of the Company. Thereafter the informal agreement ends and each Reporting Person will vote his securities as he sees fit. See, the Agreement, reproduced here as Exhibit 10.1

Item 7.     Material to be Filed as Exhibits

     Exhibit 10.1 Stock Purchase Agreement dated April 20, 1999, between Deucalion Research, Inc., and Michael R. Farley and Forrest
                    L. Metz.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct, as of the 5th day of August, 1999.

     \s\ Michael R. Farley     \s\ Forrest L. Metz         /s/ Forrest L. Metz
     _____________________     _______________________     ____________________________
     Michael R. Farley         Forrest L. Metz             The Metz Trust
                                                           By: Forrest L. Metz, Trustee

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations  (See 18 U.S.C. 1001).

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